Filed by Founder SPAC

Pursuant to Rule 425 under the Securities Act of 1933

Subject Company: Founder SPAC

Commission File No.: 001-40910

On July 19, 2022, Nate Morris, founder and Chief Executive Officer of Rubicon Technologies, LLC, participated in an interview on The Absolute Return podcast. The interview is transcribed below and available on Spotify at https://open.spotify.com/episode/0U3XvyWHarmLjTvfcVMO5y.

Welcome investors to The Absolute Return Podcast. Your source for stock market analysis, global macro musings and hedge fund investment strategies. Your hosts, Julian Klymochko and Michael Kesslering, aim to bring you the knowledge and analysis you need to become a more intelligent and wealthier investor. This episode is brought to you by Accelerate Financial Technologies. Accelerate because performance matters. Find out more at accelerateshares.com.

Julian Klymochko: Welcoming Nate from Rubicon. All the way from Lexington, Kentucky. Nate, how are you doing today?

Nate Morris: I’m terrific. It’s a pleasure to be here and thank you for the opportunity to be on the show.

Julian Klymochko: Yeah, I’m really happy to have you on the podcast today. I was doing some digging into your background. It’s super interesting. Ninth generation Kentuckian. By the age of 21, worked in, you know, a lot of different government positions, including United States House and Senate, The United States Department of Labor and the White House. So, you gave up what looked like a budding career in politics, and you chose entrepreneurship technology. But prior to that, you had, you know, humble beginnings in Lexington, Kentucky, where you continue to reside. What was that like? Do you want to talk about that and that transition, early interest in politics and then to business?

Nate Morris: Well, I was fortunate enough to grow up in a very loving home. I was raised by a single mother and my mother worked very, very hard to give me opportunities. My dad left the picture when I was around two and also had grandparents that were very helpful. And given me opportunity and they taught me grit. They taught me hard work. But most importantly, they taught me as a Kentuckian that great ideas can come from anywhere, not just from California or New York, that being in Kentucky and being in the Heartland of America was special. And it made me feel very special. And I think that a lot of that spirit is really rolled into Rubicon today that we can represent a new trajectory for many people that feel like they’ve been left out by the tech revolution.

And I’m also very proud to grow up in a union household. My family worked very hard. They were working class people, but they taught me that doing tough work, tough industries and jobs that typically get overlooked are essential to our economy. And I think Rubicon, that’s what we’re about is, using products and technology to empower the American worker, the folks that are driving the trucks, doing the work that not a lot of people want to do. And as a result of that, we can solve big challenges and help people recycle more, contain their costs and get access to opportunities that they wouldn’t have without our platform.

Julian Klymochko: And another good comparison to your humble beginnings in life and entrepreneurship is also that of the company, you know, being based in the Heartland of America, I suppose you didn’t have access to, you know, these venture capital financings and such. So, you started Rubicon with max credit cards and a $10,000 line of credit. First, what was the idea behind the founding of the company and second, like how did you make that work with such minimal initial capital?

Nate Morris: Well, I think, you know, any big business you see today was once a small business. And I share that with entrepreneurs all the time that no matter how big you are, you started somewhere, and you started with that first step. And for us, that first step was very humble but enabled us to be creative because what we lacked in financial resources, we made up with very innovative and imaginative thought, and we were able to design a working pilot and that initial $10,000 in credit enabled us to begin to raise money and to begin to get investors’ attention by using that minimal capital. And I often tell people that you know, if you look at some of the great entrepreneurs, the Steve Jobs, the Jeff Bezos, even Colonel Sanders right here in Kentucky. They started very humbly and very small, but their ideas were very grand. Their vision was grand. And even when we were starting with $10,000 on a credit card, we had grand visions for how we could reimagine the waste space. And I think that really carried us through the lean time. And again, there’s no cap on how many great ideas you can have in a day and how you can execute against those if you’re willing to work and willing to put in the sweat equity and elbow grease to make it happen.

Julian Klymochko: And from those beginnings and $10,000 initial capitalization, Rubicon is now obviously thriving on the verge of going public, which we’re going to get into later in the show. But prior to that, the Company is described as a software platform that provides innovative waste and recycling solutions for businesses and governments worldwide. Can you walk us through the business model? How does Rubicon make money?

Nate Morris: Absolutely. Rubicon is the world’s largest digital waste and recycling marketplace and like any marketplace it’s two-sided. And we took a look at the waste industry as entrepreneurs and said, look, I think this is a space that is in desperate need of an overhaul. Needed to be changed, needed to be reimagined. When I first learned about the waste space, one of the shocking things that I learned was that most of the revenue in the space was created by burying garbage in the ground, into a landfill. And many people think of the big brands that we see today. Trucking or logistical place. These firms are actually in the real estate business and they’re in a real estate business because when your trash gets picked up by one of the Fortune 500 brands that we all have seen for many, many years, and by the way, these stocks have done incredibly well and returned great for shareholders, as waste is a very resilient space. But as the profits continue to increase, one of the things that these firms have focused on is, when they pick up your trash, they’re trying to take your trash to the landfill they own, and then charge rent on that garbage every month.

And in essence, they are incentivized. They, the company, are incentivized to bury garbage in the ground rather than to extract the commodities that could be recycled and actually generate revenue. And that was really the aha moment that said, hey, we’ve got a business here that if we can divorce ourselves of these assets, like the truck of the landfill, be agnostic. So, we can actually strip out the commodities and find a way to make money from them that we can return to the customer either as revenue or as savings. The other thing that we saw was this is an industry that’s been characterized by little to no technology, like most industrial spaces. And at the time of getting started, the best system I could find that was running in the waste business was a DOS-based system. And for those of you who don’t remember DOS, this was an operating system that was used in the 1980s, very rudimentary, very basic.

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And I said, why are these multi-billion-dollar firms running on little to no technology? And that became really the other component of what would become Rubicon’s marketplace. How do we build world class products? World class technology? How do we reimagine the space through driving more intellectual property? Securing that as well through patents and trademarks and being able to really look to the future for what this space could and should be. Because let’s face it, everyone has garbage. Everyone wants to do something better than bury it in the ground. People want to recycle, I don’t care. If you’re living in California or Kentucky, everybody wants, I believe, to do the right thing. And I think through technology and product, we’re enabling them to really be part of this garbage revolution that’s happening. People are waking up and saying we have to be responsible for the things that go in and out of our homes, our businesses and our communities.

And we’re looking to take action to figure out a way to do better than the way we did in the past. And what Rubicon boiled down to is, if you look at the pie of waste, about 50% of that pie are small mom and pop haulers. So, these are small business owners that are just trying to keep the lights on, trying to pay bills, trying to keep that family business going, sometimes 2, 3, 4 generations strong, and they’re competing against these massive firms. And at Rubicon, we arm them with technology to participate and engage in our marketplace so they can get access to some of the brands that we control. On the other side of the marketplace, ranging from Walmart to Starbucks, to Apple, some of the biggest brands in business, and really working to democratize these large contracts that have been in the hands of a few haulers for many, many generations. And as a result of that, we can increase that recycling rate. We can have a better product experience and we can help energize and act as jet fuel for these independent haulers that are trying to compete on main street against some of the biggest pocketbooks in the industry. And so, we’re very, very excited about that. And again, I think we’re running a play that’s very similar that we’ve seen in the hotel space with Airbnb, in the cab space with Uber. Why not the waste space in digitizing and democratizing the waste industry. And that’s what Rubicon’s about.

Michael Kesslering: And so, what are the different revenue streams that you have for the Company?

Nate Morris: Well, obviously waste is a core part of how we’ve been growing for many, many years. Waste is something everyone has; this is over a 2 trillion dollar market opportunity, globally. And what we also find is that at the back of business, the decision makers who are making the choice on waste, they have other choices to make. Who picks up their pallets? Who manages their food waste? Who does their shrink wraps? Who helps with logistics? Who ensures that the grease traps are being picked up? And what we’ve seen is that our customers need a full suite of solutions and we’ve begun developing other products that run adjacent to that core waste offering. And what I believe is there’s going to be a winner at the back of business and the way that businesses like Salesforce, who we’re very proud to work with. And Marc Benioff was an early investor in Rubicon. The way that Salesforce is won at the front of business, I believe Rubicon can win at the back of business for really aggregating all these industrial categories, helping them to get digital and helping them to aggregate data and metrics that help them on reporting, help them be great corporate citizens to alleviate these environmental threats and ensure that the ease of use around how you navigate all these different products in all these different vendors that occupy the back of the supply chain that they were done in the most effective way possible.

Michael Kesslering: One example that you gave was stripping out the commodities in waste. How do you go about that exactly in your solution?

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Nate Morris: Well, one of the ways before Rubicon that you would really get to the heart of what was being wasted is you would do what’s called a waste characterization, and this is an old-fashioned dumpster dive. So, prior to Rubicon, there were literally folks that would, rummage through garbage to understand what’s going into recycling. What’s going to the landfill. What we can recycle. And we’ve developed a product at Rubicon where through computer image we can actually get a snapshot of the waste and with about a 90% accuracy, we can detail what’s in that garbage can. And what are the opportunities to recycle and to divert material away from landfill? And I’m very proud that these products have been developed right here at Rubicon, but obviously we are beginning to push these out to our clients so we can understand what are those recycling opportunities that you have as a company and using computer vision, computer imaging, to be able to get those insights, to make better decisions, better choices, to run supply chains more effectively, and also building a repository of how material is moving throughout supply chain. So, one of the things that we can see is, utilizing these images to be able to understand in certain markets, is there a need for more recycling? Is there a need for more reclamation on OCC? And we can do this through the data that we collect and information that we have at our fingertips.

Julian Klymochko: Now, you mentioned a couple blue chip customers, Amazon, Walmart, and you certainly have a myriad of blue-chip customers. I was wondering, would you be able to walk us through like a specific customer use case of how they use Rubicon in their operations?

Nate Morris: Well, I think obviously we have, you know, over 8,000 customers and we’re very proud to work with many members of the Fortune 500. Walmart is obviously one of those brands like Wegmans, which we’re very proud to work with. But we’ve seen all kinds of examples from folks that were making fresh pizza dough and using that pizza dough to recycle that and turn that into different forms of energy or utilizing trucks that have not been dispatched to load them with recycling cardboard opportunities to make additional money and actually turn what was an expense into a positive revenue item for the customer. And actually, in some cases alleviate that waste spend. That’s been something we’ve been very, very proud of.

Julian Klymochko: A big step in the company is now going public. Struck a merger agreement with Founder SPAC, a blank check company. And it was quoted in the press release that you’re doing this to capitalize on both organic and inorganic growth opportunities presented to the company. Now, I was wondering, a couple things. Can you first discuss the organic growth opportunities that you’re seeing, and then secondly, your approach to mergers and acquisitions?

Nate Morris: Well, obviously growth has been key to the Rubicon trajectory over the years, and we have really grown in it in a fantastic pace. We want to continue that organic growth as a public business, but we would be remiss to say that we’re not going to use M&A as an opportunity to continue to grow the business. And we’ve been a proven buyer in the market. We’ve done five acquisitions to date and we’re very proud of those acquisitions and they’ve been very accretive to the Company. And I think the industry is now awake that there’s lots of deals out there for Rubicon to do. We were in lots of conversations and very, very enthusiastic about what the future holds, but our plan calls for a mixture of that organic growth and using M&A as a lever to continue to get to scale and continue to utilize all the opportunities we have out there.

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Julian Klymochko: One thing you mentioned earlier, just with respect to the industry that you’re in, in terms of, you know, waste and recycling is that it’s a very resilient industry. And now in the clear market environment, many speculating that perhaps we are in a recession or rapidly approaching one, going through a rough stock and bond market. I was wondering what your thoughts on the economic environment and specifically on the market, as you’re pursuing this going public transaction

Nate Morris: At Rubicon, we’re focused on executing on our plan and we are going to execute that plan to the fullest and stay focused on what we can control. And one of the things that I share with our team a lot that no matter what’s happening in the Ukraine, no matter what the stock market has done to date, no matter what the Fed says, trash has still got to get picked up.

Julian Klymochko: [Laugh].

Nate Morris: And I think that’s a great place to be. It’s hard to bet against garbage, garbage is going to happen. And one of the things that we’re very proud of at Rubicon is that our revenue is protected under long term contracts. And so, you have, what we believe is a very resilient industry protected with long term contracts. And I think that again, if we can continue to stay focused on executing our plan, continue to do the things and be resilient that we’ve done in the past. I think we will be very successful, and I think the market will reward that. And again, trash is going to happen. It’s hard. It’s hard to bet the opposite direction.

Julian Klymochko: Yeah, it’s hard to bet against garbage. We know it’s going to happen. And you look at these large waste management conglomerates and certainly they have produced generally attractive returns for investors historically. Now, you built Rubicon from scratch. Now it’s a 1.7 billion enterprise value company on the verge of being publicly traded. Over that journey, can you talk about some key lessons learned being a business leader and entrepreneur?

Nate Morris: Well, we’ve had all kinds of moments in building this business and it’s been a labor of love, but it’s been very challenging. Being an entrepreneur is tough, but the reward is great. And one of the things I’m really proud of is the team that we have put around the Company, the executive leadership team in particular. Attracting some of the best technologists, I believe in the market. Getting help from investors like Marc Benioff, Henry Kravis, Paul Tudor Jones. They not only invested, they’ve been great mentors to me as an entrepreneur, but they’ve also helped us to attract world class talent to the business. Ranging from our CTO to our board. And I think these folks. They have playbooks that they’ve brought with them. They they’ve had amazing experiences and they’ve helped us do something that I don’t, think’s been done in the waste business before and is bring that digital approach and how can we win in the 21st century?

We know that brick and mortar assets versus technology. Technology’s going to win every time. And I remind our team every day that we are competing against companies that were built by the founder of Blockbuster Video. And these are businesses that were offline, started before the internet. And we have a chance to really start from scratch and remake what the infrastructure, this industry could and should be from a digital perspective. And again, I believe we have all the makings of a terrific opportunity, a very solid resilient category, coupled with an approach to technology to really give us the best of both worlds. And I think that’s a very special opportunity.

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Julian Klymochko: And building this Company from scratch and leading its growth over the past number of years, I’m sure you’ve picked up an enormous amount of knowledge and wisdom. What advice would you give to your younger self just starting out?

Nate Morris: Well, my mother used to say something to me when I was growing up and we didn’t have, you know, much money and times were lean, but she would always tell me that you know, think big, it’s one of the few things that are free and, you know, if you’re going to be thinking you might as well think big, and that mantra has always served this business and served our Company very well. We continue to dream big. We continue to say, look at all the waste that’s out there that needs us to pick it up, look at all the customers that need service and look at all the people that are being challenged by waste globally. It’s a threat to many people all over the world and we have a chance to bring a solution to a problem that not a lot of people want to take on and not of a lot of people have gotten right through the years. So, it’s a really terrific place to be. But I would say, you know, think as big as you can, your thoughts should make you uncomfortable, they should be so big and as an entrepreneur one of the things that you can fully control is what you think about and what’s on your mind. And we make that our mantra Rubicon to think as big as possible.

Julian Klymochko: That’s a great piece of advice for our listeners. Think big as it’s one of the few things that is free. So, I’d like to thank you, Nate, for coming on the show today. For those interested more in the story, the SPAC that you’re merging with, Founder SPAC, currently trades under the ticker symbol, FOUN. And when the deal completes your new ticker symbol should be RBT. So, Nate, wishing you the best of luck in the progress of the company and the future growth. It’s super exciting.

Nate Morris: Thank you very much. We’re so grateful for the opportunity to be on the show. Thank you both so much.

Julian Klymochko: Okay, awesome. Take care. Bye everybody.

Thanks for tuning in to the Absolute Return Podcast. This episode was brought to you by Accelerate Financial Technologies. Accelerate, because performance matters. Find out more at www.AccelerateShares.com. The views expressed in this podcast are the personal views of the participants and do not reflect the views of Accelerate. No aspect of this podcast constitutes investment legal or tax advice. Opinions expressed in this podcast should not be viewed as a recommendation or solicitation of an offer to buy or sell any securities or investment strategies. The information and opinions in this podcast are based on current market conditions and may fluctuate and change in the future. No representation or warranty expressed or implied is made on behalf of Accelerate as to the accuracy or completeness of the information contained in this podcast. Accelerate does not accept any liability for any direct indirect or consequential loss or damage suffered by any person as a result of relying on all or any part of this podcast and any liability is expressly disclaimed.

About Rubicon

Rubicon Technologies, LLC (“Rubicon”) is a digital marketplace for waste and recycling, and provider of innovative software-based solutions for businesses and governments worldwide. Creating a new industry standard by using technology to drive environmental innovation, the company helps turn businesses into more sustainable enterprises, and neighborhoods into greener and smarter places to live and work. Rubicon’s mission is to end waste. It helps its partners find economic value in their waste streams and confidently execute on their sustainability goals. To learn more, visit www.Rubicon.com.

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About Founder

Founder SPAC (“Founder”) is a blank check company whose business purpose is to effect a merger, capital stock exchange, asset acquisition, stock purchase, reorganization, or similar business combination with one or more businesses. While Founder is not limited to a particular industry or geographic region, the company focuses on businesses within the technology sector, with a specific focus on the theme of digital transformation. Founder is led by CEO Osman Ahmed, CFO Manpreet Singh, and Executive Chairman Hassan Ahmed. The company’s independent directors include Jack Selby, Steve Papa, Allen Salmasi, and Rob Theis. Sponsor and advisor Nikhil Kalghatgi leads the company’s advisory board.

Additional Information and Where to Find It

In connection with the proposed business combination between Founder and Rubicon, Founder has filed with the Securities and Exchange Commission (“SEC”) a registration statement on Form S-4 that was declared effective by the SEC on July 5, 2022, which includes a final prospectus of Founder with respect to the securities to be issued in connection with the business combination and a definitive proxy statement of Founder with respect to the extraordinary general meeting of Founder’s shareholders (the “Extraordinary Meeting”). The definitive proxy statement/consent solicitation statement/prospectus was mailed to shareholders of Founder as of the record date established for voting on the proposed business combination. This communication does not contain all the information that should be considered pertaining to the proposed business combination and is not intended to form the basis of any investment decision or any other decision in respect of the business combination. The proposed business combination and related transactions will be submitted to shareholders of Founder for their consideration. Founder’s shareholders and other interested persons are advised to read the definitive proxy statement/consent solicitation statement/prospectus and other documents filed in connection with Founder’s solicitation of proxies for the Extraordinary Meeting because these materials contain important information about Rubicon, Founder and the proposed business combination and related transactions. Shareholders may also obtain a copy of the proxy statement/consent solicitation statement/prospectus, as well as other documents filed with the SEC by Founder, without charge, at the SEC’s website located at www.sec.gov or by directing a request to Founder SPAC, 11752 Lake Potomac Drive, Potomac, MD, 20854, Attention: Chief Financial Officer,

(240) 418-2649.

Participants in the Solicitation

Founder, Rubicon and their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from Founder’s shareholders in respect of the proposed business combination and related transactions. Information regarding Founder’s directors and executive officers is available in the definitive proxy statement/consent solicitation statement/prospectus. Additional information regarding the participants in the proxy solicitation and a description of their direct and indirect interests is contained in the definitive proxy statement/consent solicitation statement/prospectus related to the proposed business combination and related transactions, which can be obtained free of charge as indicated above.

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Forward-Looking Statements

This communication includes “forward-looking statements” within the meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995. Founder’s and Rubicon’s actual results may differ from their expectations, estimates and projections and consequently, you should not rely on these forward-looking statements as predictions of future events. Words such as “expect,” “estimate,” “project,” “budget,” “forecast,” “anticipate,” “intend,” “plan,” “may,” “will,” “could,” “should,” “believe,” “predict,” “potential,” “continue,” and similar expressions are intended to identify such forward-looking statements. These forward-looking statements include, without limitation, Founder’s and Rubicon’s expectations with respect to future performance and anticipated financial impacts of the proposed business combination, the satisfaction of the closing conditions to the business combination and the timing of the completion of the proposed business combination. These forward-looking statements involve significant risks and uncertainties that could cause actual results to differ materially from expected results, including factors that are outside of Founder’s and Rubicon’s control and that are difficult to predict. Factors that may cause such differences include, but are not limited to: (1) the outcome of any legal proceedings that may be instituted against Founder and Rubicon following the announcement of the proposed business combination and the transactions contemplated therein; (2) the inability to complete the proposed business combination, including due to failure to obtain the approval of the shareholders of Founder, approvals or other determinations from certain regulatory authorities, or other conditions to closing; (3) the occurrence of any event, change or other circumstance that could give rise to the termination of the proposed business combination or that could otherwise cause the transactions contemplated therein to fail to close; (4) the inability to obtain or maintain the listing of the combined company’s shares on the New York Stock Exchange following the proposed business combination; (5) the risk that the proposed business combination disrupts current plans and operations as a result of the announcement and consummation of the proposed business combination; (6) the ability to recognize the anticipated benefits of the proposed business combination, which may be affected by, among other things, competition and the ability of the combined company to grow and manage growth profitably and to retain its key employees; (7) costs related to the proposed business combination; (8) changes in applicable laws or regulations; (9) the possibility that Rubicon or the combined company may be adversely affected by other economic, business, and/or competitive factors; (10) the combined company’s ability to raise financing in the future and to comply with restrictive covenants related to long-term indebtedness; (11) the impact of COVID-19 on Rubicon’s business and/or the ability of the parties to complete the proposed business combination; and (12) other risks and uncertainties indicated from time to time in the definitive proxy statement/consent solicitation statement/prospectus and other documents filed, or to be filed, by Founder with the SEC.

Founder cautions that the foregoing list of factors is not exclusive. Although Founder believes the expectations reflected in these forward-looking statements are reasonable, nothing in this communication should be regarded as a representation by any person that the forward-looking statements or projections set forth herein will be achieved or that any of the contemplated results of such forward-looking statements or projections will be achieved. There may be additional risks that Founder and Rubicon presently do not know of or that they currently believe are immaterial that could also cause actual results to differ from those contained in the forward-looking statements. Founder cautions readers not to place undue reliance upon any forward-looking statements, which speak only as of the date made. Neither Founder nor Rubicon undertakes any duty to update these forward-looking statements, except as otherwise required by law.

No Offer or Solicitation

This communication shall not constitute a solicitation of a proxy, consent or authorization with respect to any securities or in respect of the proposed transaction. This communication shall also not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any states or jurisdictions in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

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Contacts:

Media Contact – Rubicon

Dan Sampson

Chief Marketing & Corporate Communications Officer

dan.sampson@rubicon.com

RubiconPR@icrinc.com

Investor Relations Contact – Rubicon

Sioban Hickie

ICR, Inc.

RubiconIR@icrinc.com

Founder SPAC Contact

Cody Slach

Gateway Group

(949) 574-3860

FOUN@gatewayir.com

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